Exhibit 99.1

Euronext Dublin Announcement

For immediate release	29 December 2023

CRH America, Inc. (the “Issuer”)

USD 300,000,000 6.40 per cent Notes due 2033 (ISIN: US12626PAF09) (the “Notes)

Re: Delisting of Notes

The Issuer wishes to announce that it has requested Euronext Dublin to remove the Notes detailed above from the Regulated Market of Euronext Dublin with immediate effect.

Enquiries:

ir@crh.com